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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

November 21, 2019

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets

Filing No: 811-23480

Dear Mr. Zapata:

We are writing in response to comments with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on October 7, 2019, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	General Comments

Comment 1(a). We note that, at the discretion of the Board of Trustees, the Advisers intend to make the Shares available for secondary transfers on a periodic basis through an auction conducted via The Nasdaq Private Market, LLC. We also note that the registration statement discloses that in the event that the Board of Trustees elects to make the Shares available to be sold in the Nasdaq Private Market Auction Process, the Board of Trustees and the Advisers will comply with applicable restrictions as required by federal securities laws, rules, and regulations, and an exemptive order received by the Nasdaq Private Market from the Securities and Exchange Commission that grants a limited exemption from Rule 102 of Regulation M.

Please confirm that the Fund will launch as a tender offer fund and engage in a “testing the waters” transition period as described in the exemptive order received by the Nasdaq Private Market. If the tender offer fund transitions to an auction fund, supplementally explain which exception or exemption from Regulation M the Fund will rely upon to repurchase shares on an annual basis after the expiration of the two year testing the waters period.

Response 1(a). We hereby confirm that the Fund will launch as a tender offer fund and may engage in a “testing the waters” transition period as described in the exemptive order received by the Nasdaq Private Market. We have revised the disclosure to clarify that the Fund may engage in a “testing the waters” transition period. If the Fund transitions to an auction fund, the Fund would rely on Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to conduct an annual tender offer as permitted by Rule 102(b)(2) of Regulation M.

Comment 1(b). Please represent to the staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments and provide a general explanation as to how the Fund will provide such cover.

Response 1(b). To the extent the Fund has or makes unfunded commitments, the Fund will limit the amount of such unfunded commitments and manage its liquidity so as to ensure that it has a combination of sufficient cash, liquid assets, undrawn commitments and borrowings available to meet its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its future funding obligations.

Comment 1(c). Several pages of the registration statement contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

Response 1(c). We respectfully acknowledge your comment. All missing information will be included in an amendment responding to the Staff’s comments.

Comment 1(d). Please add disclosure to the prospectus summary and the Fund structure section on page 14 explaining that the Fund has submitted exemptive applications to the staff in connection with this registration statement. Address the purpose of the applications and expected timing of applicable orders.

Response 1(d). We respectfully acknowledge your comment. The Fund will not commence operations until the multi-class exemptive relief has been granted; as a result, we do not believe it is necessary to refer to the multi-class exemptive relief in the disclosure. We have revised the prospectus summary to include a discussion of the co-investment exemptive application. We believe the registration statement contains ample disclosure regarding the co-investment exemptive application and respectfully decline to revise the structure section to include the same.

Comment 1(e). Please confirm in correspondence that the Fund will follow the requirements for restricted securities and include cost and acquisition date in the financial statements.

Response 1(e). We hereby confirm that the Fund will follow the disclosure requirements with respect to restricted securities and include cost and acquisition date in the financial statements as applicable.

2.	Cover Page

Comment 2. Please add the following bullets to the cover page of the prospectus:

a.

The Fund’s shares will not be immediately listed on an exchange and it may take time for a secondary market to develop, if at all. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

b.	The amount of distributions that the Fund may pay, if any, is uncertain.

c.	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings.

d.	An investor will pay a sales load of up to 3.5%. If you pay maximum 3.5% for sales load, you must experience a total return on your net investment of 3.63% in order to recover these expenses.

Response 2. The disclosure has been revised accordingly. We note that we have modified the disclosure to state that an investor will pay a sales load with respect to Class T or Class S shares.

3.	Summary of Prospectus

Comment 3(a). Beginning on page eight of the summary, the Fund summarizes the repurchase of Fund Shares. Please add disclosure to the summary differentiating the Fund’s quarterly share repurchase program from the limited tender offer repurchase program. Include a discussion about whether both programs could operate simultaneously.

Response 3(a). The disclosure has been revised for clarity.

Comment 3(b). Footnote two to the fee table (p. 11) states that the Fund charges an early repurchase fee for certain repurchases of an Investor’s Shares. Please add disclosure concerning this fee to the Q&As in the Summary of Prospectus section. Please also confirm that no fees are to be charged to shareholders in connection with the repurchase of their shares by the Fund other than the early repurchase fee.

Response 3(b). The disclosure has been revised accordingly.

4.	Related Performance Information

Comment 4. It appears that the fund is relying on the Nicholas-Applegate Mutual Funds No-Action Letter to include related performance, both in the Q&A section in the prospectus summary section and in Appendix A to the registration statement. The Nicholas- Applegate letter permits a fund’s adviser to include in its prospectus performance information of accounts that were managed by the fund’s adviser with “substantially similar investment objectives, policies and investment strategies.” The related performance data corresponds to the Sub-Adviser’s returns on Private Market Assets across private equity, private debt, and infrastructure and real assets. The Fund, however, will combine features of a private investments fund investing in Private Market Assets with that of a registered closed-end fund and will be managed as a dynamic asset allocation fund. Given that that the accounts presented in the related performance information are not substantially similar in investment objectives, policies and investment strategies, please remove the prior performance information from the prospectus summary and appendix.

Response 4. We respectfully acknowledge your comment, but for the reasons summarized below, we believe the extracted performance, as modified in the N-2 amendment filed herewith, is relevant prior performance information that can be included in the Prospectus.

On November 4, 2019, the SEC proposed amendments to Rule 206(4)-1 under the Investment Advisers Act of 1940, as amended (the “Proposed Amendments”).1 Included among the Proposed Amendments is proposed Rule 206(4)-1(c)(1)(iv), which would permit an advertisement2 to include “extracted performance” where the advertisement “provides or offers to provide promptly the performance results of all investments in the portfolio from which the performance was extracted.”

[1]	See, Investment Adviser Advertisements; Compensation for Solicitations (Release No. IA -5407)
[2]

While the Prospectus is not an “advertisement” as defined in proposed Rule 206(4)-1, we believe the principles set forth by the SEC in respect of the ability to include extracted performance information and the value to potential investors of including extracted performance information are absolutely relevant here.

“Extracted performance” is defined as the performance results of a subset of investments extracted from a portfolio. The prior performance information presented in the Prospectus is extracted performance. In discussing the ability to include extracted performance in an advertisement, the SEC stated,

“We understand that investment advisers commonly use extracted performance when they have experience managing several strategies and want to advertise performance only with respect to one strategy….”

“This information could likewise be useful to prospective investors. For example, a prospective investor seeking a fixed income investment might be interested in seeing only the relevant performance (i.e., the performance of fixed income assets) of an adviser that has experience in managing multi-strategy portfolios….”

The SEC recognized the potential risks that extracted performance could be misleading to investors in that an adviser could adjust its decisions of which investments to extract and the criteria defining the extracted investments, thereby implying something materially untrue about the adviser’s experience managing those investments. The SEC further stated:

“An investment adviser’s experience managing a subset of an entire portfolio may reasonably be expected to be different from managing the entire portfolio: the investment adviser made investment decisions with respect to that subset taking into account the entire portfolio’s investments and strategy.”

The SEC noted that the proposed requirement to provide (or promptly make available) the performance results of the entire portfolio is intended “to allow investors to evaluate the investment adviser’s experience within a context broader than that of the extract.”

Consistent with the Proposed Amendments, we have revised the prior performance information to include alongside the extracted performance the entire net IRR performance of all funds and separate accounts advised by StepStone from which the extracted performance was taken. We also have revised the disclosure that accompanies the performance information (i) to clarify the criteria defining the extracted investments and (ii) to acknowledge that the IRR information presented reflects the timing of cash contributions and cash distributions. While we recognize that the Proposed Amendments are subject to revisions based on the comment letters submitted during the 60 day comment period, we believe the principles articulated by the SEC in respect of the ability to present extracted performance information in advertisements support our view that the prior performance information, as modified, can be included in the Prospectus.

5.	Summary of Fees and Expenses

Comment 5(a). “Sub-Placement Agent” and “Placement Agent” are styled as defined terms in this section. Please define these terms prior to first use in the prospectus.

Response 5(a). The disclosure has been revised accordingly.

Comment 5(b). Please provide a completed fee table in response to this comment letter.

Response 5(b). The disclosure has been revised accordingly.

Comment 5(c). Please confirm that the expense examples will include the maximum repurchase fee included in the fee table.

Response 5(c). We hereby confirm that the expense example labeled “If You Sold Your Shares” will include the maximum repurchase fee included in the fee table.

Comment 5(d). Please add text to the expense example explaining whether the management fee waiver referenced in footnote six is included in the expense examples and, if so, the time periods for which the waiver is included.

Response 5(d). The disclosure has been revised accordingly.

6.	Investment Program (p. 15)

Comment 6(a). Given the Fund’s name, please include an 80% investment policy as part of the Fund’s investment strategies, in accord with Rule 35d-1 under the Investment Company Act.

Response 6(a). We respectfully acknowledge your comment, but we do not believe that the Fund needs to adopt an 80% policy under Rule 35d-1 under the 1940 Act. Under Rule 35d-1(a)(2), a fund must adopt an 80% policy if its name suggests that the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries. We do not believe that the term “private markets” is implicated by Rule 35d-1(a)(2) because it refers to the regulatory status of the underlying investment funds and instruments in which the Fund will invest and does not refer to a specific type of investment or investments, or investment in a particular industry or group of industries.

Comment 6(b). Fundamental Policies. The discussion of the Fund’s fundamental investment policies that cannot be changed without a shareholder vote are limited to the statement of additional information. Please add a discussion of such policies to the prospectus in accord with item 8.2.c. of Form N-2, including any fundamental policy related to share repurchase or tender offers.

Response 6(b). The disclosure has been revised accordingly.

7.	Types of Investment Structures

Comment 7. (p. 21) Secondary Investment Funds. Given that the Fund may purchase private market funds at discounts to NAV, please confirm in your responses that the Fund will follow ASC 820 guidance on “NAV as practical expedient” related to selling shares at other than NAV.

Response 7. We hereby confirm that the Fund will follow ASC 820 guidance on “NAV as practical expedient.”

8.	Portfolio Allocation

Comment 8. (p. 24) The Fund states that private markets allocation will consist of both funded and unfunded commitments; however, there is no further discussion in the prospectus about unfunded commitments. Please add disclosure explaining how unfunded commitments factor into the Fund’s investment strategies. Further, add risk disclosure to the relevant section of the prospectus detailing the risks of unfunded commitments.

Response 8. The Fund’s commitment strategy is discussed in the Investment Program section of the prospectus. This section addresses how unfunded commitments factor into the Fund’s investment strategies. The disclosure in the Portfolio Allocation section has been revised to include the appropriate reference to unfunded commitments.

9.	Types of Investments and Related Risks

Comment 9(a). (p. 32) The Fund discusses non-U.S., currency, and emerging markets risks in this section. If appropriate, please add strategy disclosure corresponding to these risks in the Investment Program section beginning on page 15 or alternatively, consider if the risk applies to the Fund.

Response 9(a). The disclosure has been revised accordingly.

Comment 9(b). Please clarify in the prospectus whether the Fund will be incurring debt to finance share repurchases.

Response 9(b). The disclosure has been revised accordingly.

Comment 9(c). Please expand the discussion of Repurchase Offers Risk to include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2, Guide 10.

Response 9(c). We respectfully acknowledge your comment. We believe that the potential tax consequences of share repurchases are appropriately disclosed in the section of the Prospectus titled “Tax Aspects—Income from Repurchases and Transfers of Shares.” Therefore, we respectfully decline to revise the disclosure.

Comment 9(d). Please provide risk disclosure on how the transition from the London Interbank Offered Rate (“LIBOR”) could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity and the value of those investments? Based on your response, we may have additional comments.

Response 9(d). The disclosure has been revised accordingly.

10.	SAI Contents

Comment 10. Please provide the disclosure prescribed by Item 13 of Form N-2.

Response 10. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz